EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2008	March 31, 2007
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,383,008,552	1,499,526,809
Add - Incremental shares under stock compensation plans	19,810,889	20,036,183
Add - Incremental shares associated with convertible notes	—	2,084,409
Add - Incremental shares associated with contingently issuable shares	1,503,090	1,130,070
Number of shares on which diluted earnings per share is calculated	1,404,322,531	1,522,777,471

Income from continuing operations (millions)	$2,319	$1,844

Income from discontinued operations (millions)	—	000

Net income from total operations on which basic earnings per share is calculated (millions)	$2,319	$1,844

Income from continuing operations (millions)	$2,319	$1,844

Less - net income applicable to contingently issuable shares (millions)	—	—

Income from continuing operations on which diluted earnings per share is calculated (millions)	2,319	1,844

Income from discontinued operations on which basic and diluted earnings per share is calculated (millions)	—	000

Net income on which diluted earnings per share is calculated (millions)	$2,319	$1,844

Earnings per share of common stock:

Assuming dilution
Continuing operations	$1.65	$1.21
Discontinued operations	—	0.00
Total	$1.65	$1.21

Basic
Continuing operations	$1.68	$1.23
Discontinued operations	—	0.00
Total	$1.68	$1.23

Stock options to purchase 40,484,952 shares and 106,883,604 shares were outstanding as of March 31, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

46